Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934

                            Jackpot Enterprises, Inc.
                            -------------------------
                                (Name Of Issuer)

                                  Common Stock
                                  ------------
                         (Title Of Class Of Securities)

                                  466392107
                                  ---------
                                 (Cusip Number)

                              Kenneth W. Pavia, Sr.
                          Bolero Investment Group, L.P.
                                Ingraham Building
                          25 S.E. 2nd Avenue, Suite 720
                              Miami, Florida 33131
                                (305) 371-5200
                                --------------
                (Name, Address And Telephone Number Of Person
              Authorized To Receive Notices And Communications)

                                    Copy To:

                                  Troy J. Rillo
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3355

                                February 3, 1998
                                ----------------
             (Date Of Event Which Requires Filing Of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 466392107                                                       Page 2



ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed January 14, 1998 (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Shares"), of Jackpot Enterprises, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1110 Palms Airport Drive, Las Vegas, Nevada 89119. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

      On February 3, 1998, Mr. Pavia, on behalf of the Bolero Investment Group, L.P., delivered a letter to the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein, which notified the Board of Directors of the Company of his intention to present the following proposal (the "Proposal") at the Company's 1998 Annual Meeting of Shareholders, and requesting that the Proposal and the Supporting Statement set forth below be included in the Company's proxy solicitation materials for such meeting.

      RESOLVED, that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible.

      SUPPORTING STATEMENT: Proponent believes that the company is facing a variety of challenges and opportunities that management has failed or refused to address. Factors such as the loss of a significant chain store customer, the inability to sell the casino operations, increasingly competitive market conditions and the consolidation that is occurring within the industry are events or trends that Jackpot is ill-equipped to satisfactorily resolve. These factors are fundamental issues facing the company, and management has failed to take advantage of opportunities. Proponent also believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value.

      The Board of Directors should take immediate action to take all necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

      The Board of Directors must understand that the shareholders' best interests would now best be served by prompt, diligent, and good faith implementation of the above resolution. This would be a positive means to enable the company to realize its potential, and to yield the kind of returns which we as shareholders deserve.

      Shareholders are urged to vote "FOR" the proposal.

CUSIP No. 466392107                                                       Page 3


      The Reporting Persons reserve the right to solicit proxies for the Proposal or for other proposals, if any, which they may decide to present at the meeting.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Joint Filing Agreement (incorporated by reference to
                  Exhibit 1 to Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated February 3, 1998.

      Exhibit 3   Form of Press Release.

CUSIP No. 466392107                                                       Page 4


                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1998

                                    Bolero Investment Group, L.P.


                                    By:   /s/ Kenneth W. Pavia
                                          --------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  General Partner


                                    /s/ Kenneth W. Pavia
                                    --------------------
                                    Kenneth W. Pavia, Sr.


                                    FHI, Inc.


                                    By:   /s/ Kenneth W. Pavia
                                          --------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  President


                                    Florence Partners, Inc.


                                    By:   /s/ Charles Powers
                                          ------------------
                                    Name: Charles Powers
                                    Its:  President


                                    /s/ Charles Powers
                                    ------------------
                                    Charles Powers

CUSIP No. 466392107                                                       Page 5


                                  EXHIBIT INDEX


      Exhibit 1   Joint Filing Agreement (incorporated by reference to
                  Exhibit 1 to Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated February 3, 1998.

      Exhibit 3   Form of Press Release.